Colliers International Group Inc.

Fourth Quarter 2015 Financial Results

February 5, 2016

Forward-Looking Statements

Certain statements included herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company's services, service industry conditions and capacity; the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.

Fourth Quarter 2015 Results

- Strong operating results for fourth quarter despite continued foreign currency headwinds
  - Revenue growth of 3% (11% in local currencies) vs. very strong Q4 2014
  - 36% of Q4 2015 revenues were generated outside the US
  - Adjusted EBITDA growth of 18% (29% in local currencies)

- Completed three strategic tuck-in acquisitions during Q4, expanding Colliers' US presence in Atlanta, GA, Indianapolis, IN and Portland, OR
  - Three additional transactions in London, UK, Tampa, FL and Montreal, QC closed shortly after year end

- Declared inaugural semi-annual dividend of US$0.04 per common share

Full Year 2015 Results

- Transformational year for Colliers as an independent public company
  - Spin-off of FirstService was completed on June 1, 2015
- Very strong operating results for 2015 despite foreign currency headwinds
  - Revenue growth of 9% (18% in local currencies)
  - Adjusted EBITDA margin enhancement to 10.5% versus 9.3% in 2014
- Achieving revenue diversification
  - 37% of 2015 revenues from Outsourcing & Advisory services, up from 34% in 2014
- Completed nine strategic tuck-in acquisitions during the year
  - Second quarter – US Northeast project management firm; Texas brokerage firm
  - Third quarter – Expanded operations in Belgium, Morocco, Miami and St. Louis
  - Fourth quarter – Expanded operations in Atlanta, Indianapolis and Portland

2015 Results Summary

(US$ millions, except per share amounts)

	Q4 2015	Q4 2014	% Change over Q4 2014	
			USD	LC
Revenue	556.1	541.7	3%	11%
Adjusted EBITDA(1)	79.1	67.1	18%	29%
Adjusted EBITDA Margin	*14.2%*	*12.4%*		
GAAP Diluted EPS from Cont. Operations	0.92	0.44	111%	
Adjusted EPS(1)	1.06	0.97	9%	

	Full Year 2015	Full Year 2014	% Change over Full Year 2014	
			USD	LC
Revenue	1,722.0	1,582.3	9%	18%
Adjusted EBITDA(1)	181.3	146.8	24%	34%
Adjusted EBITDA Margin	*10.5%*	*9.3%*		
GAAP Diluted EPS from Cont. Operations	0.59	0.54	10%	
Adjusted EPS(1)	2.29	1.83	25%	

(1) Refer to Appendix for reconciliation to GAAP earnings measures.

2015 Consolidated Revenues

(US$ millions)

Q4 Revenue



556.1
541.7
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
191.1
185.9
179.0
182.0
186.0
173.7
2015
2014

% Change over Q4 2014	USD	LC	Internal Growth (LC)
Outsourcing & Advisory	3%	13%	8%
Sales Brokerage	(2%)	8%	5%
Lease Brokerage	7%	15%	11%
Total	3%	11%	8%

Full Year Revenue



1,722.0
1,582.3
634.6
535.1
523.1
527.1
564.3
520.1
2015
2014

% Change over FY 2014	USD	LC	Internal Growth (LC)
Outsourcing & Advisory	19%	32%	13%
Sales Brokerage	(1%)	10%	7%
Lease Brokerage	9%	17%	13%
Total	9%	18%	11%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Fourth Quarter Geographic Split

(US$ millions)

Q4 2015 Revenue


Asia Pacific
127.9
23%
50%
Americas
276.4
27%
EMEA
151.7

Q4 2015 Adjusted EBITDA


Asia Pacific
21.1
26%
43%
Americas
35.2
31%
EMEA
25.5

Q4 2014 Revenue


Asia Pacific
137.1
25%
47%
Americas
254.8
28%
EMEA
149.6

Q4 2014 Adjusted EBITDA


Asia Pacific
23.4
30%
41%
Americas
32.0
29%
EMEA
22.8

Full Year 2015 Geographic Split

(US$ millions)

2015 Revenue


Asia Pacific
385.1
22%
26%
52%
Americas
889.7
EMEA
446.1

2015 Adjusted EBITDA


Asia Pacific
47.8
25%
29%
46%
Americas
88.7
EMEA
56.6

2014 Revenue


Asia Pacific
406.0
26%
22%
52%
Americas
823.1
EMEA
352.4

2014 Adjusted EBITDA


Asia Pacific
53.3
26%
22%
52%
Americas
73.8
EMEA
42.2

Americas Q4
(US$ millions)

- 6% internal revenue growth in local currencies and 7% growth from recent acquisitions
- Internal growth was driven by outsourcing & advisory, particularly project management in the US, and increased leasing brokerage revenues driven by larger average deal size in the US market



Revenue
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
276.4
254.8
75.5
69.0
82.9
78.6
118.0
107.2
Q4 2015
Q4 2014



Adjusted EBITDA
(Adjusted EBITDA Margin)
35.2
32.0
12.8%
12.6%
Q4 2015
Q4 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	8%	13%	6%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

EMEA Q4

(US$ millions)

- 12% internal revenue growth in local currencies offset by foreign currency headwinds for total reporting currency growth of 1%
- Internal growth was driven by strong lease and sales brokerage activity, particularly in UK, France, Netherlands and Poland
- Adjusted EBITDA was up 12% (24% in local currencies) from prior year quarter due to increased operating leverage and strong contributions from recently acquired businesses


Revenue
151.7
149.6
Outsourcing & Advisory (1)
80.7
76.7
Sales Brokerage
35.3
36.5
Lease Brokerage
35.6
36.3
Q4 2015
Q4 2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
25.5
22.8
16.8%
15.2%
Q4 2015
Q4 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	1%	13%	12%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Asia Pacific Q4

(US$ millions)

- 6% internal revenue growth in local currencies
- Internal growth was driven by lease brokerage activity, particularly in Australia and New Zealand
- Adjusted EBITDA was up 2% in local currencies but down 10% due to the impact of foreign exchange on translation of earnings into US dollars



Revenue
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
127.8
34.6
60.7
32.5
137.1
40.0
66.9
30.2
Q4 2015
Q4 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	(7%)	6%	6%



Adjusted EBITDA
(Adjusted EBITDA Margin)
21.1
16.5%
23.4
17.0%
Q4 2015
Q4 2014

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Capitalization & Capital Allocation Overview

(US$ millions)

	December 31, 2015		December 31, 2014	
Cash	$	116.2	$	90.0
Total Debt		260.9		254.0
Net Debt	$	144.8	$	164.0
Redeemable non-controlling interests		139.6		150.1
Shareholders' equity		149.5		233.2
Total capitalization	$	433.9	$	547.3
Net debt / pro forma adjusted EBITDA		0.8		1.0

	3 Months Ended			
	December 31, 2015		December 31, 2014	
Capital Expenditures	$	6.7	$	10.1
Acquisition Spend (1)	$	17.5	$	70.7

	12 Months Ended			
	December 31, 2015		December 31, 2014	
Capital Expenditures	$	22.5	$	30.1
Acquisition Spend (1)	$	59.2	$	153.1

Highlights

- $525 million multi-currency revolving credit facility matures June 1, 2020
- Leverage of 0.8 at December 31, 2015, down from 1.6 at June 30, 2015 and better than expected seasonal de-leveraging
- Shareholders' equity impacted by spin-off of FirstService to shareholders on June 1, 2015
- Strong 2015 acquisitions activity; momentum continued subsequent to year end with three acquisitions closed in January 2016

(1) Includes business acquisitions, contingent acquisition consideration and purchases of non-controlling interests in subsidiaries.

Looking Ahead

- 2016 Outlook
  - Robust revenue pipelines in most markets
  - Tempered by headline risk and a more cautious tone in certain markets
  - Continuation of foreign currency headwinds experienced in 2015
  - Mid to high single digit percentage revenue growth in local currency
  - EBITDA margin consistent with 2015
  - Mid single digit percentage adjusted EPS growth

- 2016 Focus
  - Continue to pursue select recruits in key markets
  - Continuing to strategically invest in global platform
    - Growth outlook excludes the impact of future acquisitions

Appendix: GAAP Reconciliations

Reconciliation of GAAP earnings to adjusted EBITDA

(US$ thousands)	Three months ended December 31, 2015	Three months ended December 31, 2014	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014
Net earnings from continuing operations	$ 42,820	$ 32,383	$ 39,915	$ 53,909
Income tax	20,476	9,901	32,552	18,205
Other income, net	(835)	(326)	(1,122)	(1,262)
Interest expense, net	2,516	2,670	9,038	7,304
Operating earnings	64,977	44,628	80,383	78,156
Depreciation and amortization	10,555	10,165	38,624	36,033
Acquisition-related items	2,903	6,265	6,599	11,103
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	(82)	-	14,065	-
Corporate costs allocated to Spin-off	-	2,580	2,010	8,397
Stock-based compensation expense	790	3,415	4,253	13,083
Adjusted EBITDA	$ 79,143	$ 67,053	$ 181,334	$ 146,772

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

(US$ thousands)	Three months ended December 31, 2015	Three months ended December 31, 2014	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014
Net earnings from continuing operations	$ 42,820	$ 32,383	$ 39,915	$ 53,909
Non-controlling interest share of earnings	(8,123)	(10,440)	(21,509)	(25,096)
Amortization of intangible assets	5,070	4,073	17,013	15,549
Acquisition-related items	2,903	6,265	6,599	11,103
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	(82)	-	14,065	-
Corporate costs allocated to Spin-off	-	2,604	2,048	8,494
Stock-based compensation expense	790	3,415	4,253	13,083
Income tax on adjustments	(1,497)	(2,552)	(10,563)	(9,200)
Non-controlling interest on adjustments	(951)	(570)	(1,115)	(1,541)
Adjusted net earnings	**$ 40,930**	$ 35,178	**$ 86,106**	$ 66,301

(US$)	Three months ended December 31, 2015	Three months ended December 31, 2014	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014
Diluted net earnings per share from continuing operations	$ 0.92	$ 0.44	$ 0.59	$ 0.54
Non-controlling interest redemption increment	(0.03)	0.17	(0.10)	0.26
Amortization of intangible assets, net of tax	0.07	0.07	0.29	0.29
Acquisition-related items	0.08	0.16	0.17	0.29
Spin-off stock-based compensation costs	-	-	0.94	-
Spin-off transaction costs, net of tax	-	-	0.26	-
Corporate costs allocated to Spin-off, net of tax	-	0.05	0.04	0.15
Stock-based compensation expense, net of tax	0.02	0.08	0.10	0.30
Adjusted EPS	**$ 1.06**	$ 0.97	**$ 2.29**	$ 1.83

Appendix: Full Year Regional Details

Americas Full Year

(US$ millions)

- 8% internal revenue growth in local currencies and 5% growth from recent acquisitions
- Internal growth of 8% was driven by lease brokerage, primarily in the US, and outsourcing & advisory, particularly project management and valuations
- Margin expansion from operating leverage in the US and favorable impact of acquisitions


Revenue
889.7
823.1
Outsourcing & Advisory (1)
261.8
234.7
Sales Brokerage
257.7
251.9
Lease Brokerage
370.2
336.6
2015
2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
88.7
73.8
10.0%
9.0%
2015
2014

	USD	LC	Internal Growth (LC)
Revenue Growth	8%	13%	8%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

EMEA Full Year

(US$ millions)

- 21% internal revenue growth in local currencies plus 20% growth from recent acquisitions
- Internal growth was driven by strong lease brokerage and sales brokerage activity, particularly in Germany and UK markets. Project management also reported strong internal growth.
- Adjusted EBITDA was up 34% (47% in local currencies) from prior year due to increased operating leverage and contributions from recently acquired businesses


Revenue
446.1
352.4
Outsourcing & Advisory (1)
242.2
158.5
Sales Brokerage
100.3
101.1
Lease Brokerage
103.6
92.7
2015
2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
56.8
42.2
12.7%
12.0%
2015
2014

	USD	LC	Internal Growth (LC)
Revenue Growth	27%	41%	21%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Asia Pacific Full Year

(US$ millions)

- 7% internal revenue growth in local currencies
- Internal growth was driven by lease brokerage activity, particularly in Australia and New Zealand
- Adjusted EBITDA was impacted by foreign exchange on translation of earnings into US dollars; margin impacted by revenue mix and recruiting costs for executive hires in several Asian markets.



Revenue
385.1
406.0
Outsourcing & Advisory (1)
129.5
141.1
Sales Brokerage
165.1
174.1
Lease Brokerage
90.5
90.8
2015
2014



Adjusted EBITDA
(Adjusted EBITDA Margin)
47.8
53.3
12.4%
13.1%
2015
2014

	USD	LC	Internal Growth (LC)
Revenue Growth	(5%)	7%	7%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.